

Mail Stop 4546

June 1, 2017

Dr. Gergely Toth
Chief Executive Officer
Cantabio Pharmaceuticals Inc.
1250 Oakmead Pkwy
Sunnyvale, CA 94085

> **Re:** **Cantabio Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2017**
> **File No. 333-217749**

Dear Dr. Toth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Purchase Agreement, page 17

1. We note your response to prior comment 7; however, the response does not address Article 2 of the Security Agreement. In this regard, please tell us whether the security interest granted under section 2.1(a) remains in force until performance in full of the Obligations, including repayment of all debt owed under the secured convertible debenture.

Dr. Gergely Toth
Cantabio Pharmaceuticals Inc.
June 1, 2017
Page 2

<u>Consolidated Financial Statements as of March 31, 2016 and 2015, audited</u>
<u>Notes to Consolidated Financial Statements</u>
<u>NOTE 7 – Capital Stock, page F-11</u>

2.   We acknowledge your response to prior comment 14. It is unclear from your response why it was considered appropriate to present $600,000 cash received from share subscriptions during the period ended March 31, 2016 on your consolidated statements of cash flows when your response suggests that you only received subscriptions for $500,000 from a syndicate and are yet to receive the promised funding. If the amount for the subscription was not received, tell us why the subscription receivable is not recorded as a contra-equity accounting. Refer to Staff Accounting Bulletin 4:B. Please clarify in your response and reference for us the applicable accounting literature that supports your presentation and accounting. Provide us the journal entries you used to record the transactions.

<u>Consolidated Financial Statements for the nine months ended December 31, 2016</u>
<u>Notes to Condensed Consolidated Financial Statements</u>
<u>Note 7- Subsequent Events, page F-18</u>

3.   You state in Note 7 on page F-18 that the floor price of the conversion of the notes is $0.10 which conflicts with the disclosure on page 17 which states that in no event will the conversion price be less than $0.05. Please revise throughout the filing to clarify.

        You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

                                                Sincerely,

                                                /s/ Joseph McCann for

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Tim Dockery, Esq.
        Ortoli Rosenstadt LLP